09042088

n.a. 9/2

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chilton & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1875 Century Park East, #700-42
(No. and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Kenneth Chilton (310) 407-5485
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

SECURITIES AND EXCHANGE
RECEIVED
AUG 1 8 2009
BRANCH OF REGISTRATIONS AND
10 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Kenneth Chilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chilton & Associates, Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

8/10/09 [signature] James K. Chilton
Signature

FINOP
Title

Notary Public

"See the attached for Notary."

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 10th day of August, 2009, by
Date / Month / Year

(1) James Kenneth Chilton,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______
Signature of Notary Public

SOON GYU GUIMM
Commission # 1786336
Notary Public - California
Los Angeles County
My Comm. Expires Jan 11, 2012

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5, part III

Document Date: 08/10/09 Number of Pages: 2 (front & back)

Signer(s) Other Than Named Above: NO other Signers

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITORS' REPORT

Board of Directors
Chilton & Associates, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of Chilton & Associates, Inc. as of June 30, 2009 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Chilton & Associates, Inc. as of June 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 11, 2009

CHILTON ASSOCIATES, INC.

Statement of Financial Condition
June 30, 2009

ASSETS

Accounts receivable	$184,940
Deposit - (Note 4)	103,067
Investments	157,962
Furniture and equipment	
net of accumulated depreciation of $154,656	36,818
Other assets	17,559
Total assets	$500,346

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Cash overdraft	200,737
Accounts payable	12,481
Total liabilities	213,218
STOCKHOLDERS' EQUITY:	
Common stock, no par value, 1,000 shares authorized and	
500 shares issued and outstanding	50,000
Additional paid in capital	326,748
Retained deficit	(89,620)
Total stockholders' equity	287,128
Total liabilities and stockholders' equity	$500,346

The accompanying notes are an integral part of these financial statements

CHILTON & ASSOCIATES, INC.

Statement of Income
For the year ended June 30, 2009

REVENUES:	
Underwriting	$1,895,347
Advisory	28,512
Consulting	1,167
Interest	4,027
Other	7,833
Total income	1,936,886
EXPENSES:	
Bond costs	260,463
Clearing charges	61,690
Consulting	1,193,816
Employee compensation and benefits	125,755
Occupancy	43,486
Professional fees	22,065
Operations	175,092
Total expenses	1,882,367
NET INCOME BEFORE INCOME TAXES	54,519
INCOME TAX EXPENSE (Note 5)	11,474
NET INCOME	$ 43,045

The accompanying notes are an integral part of these financial statements

CHILTON & ASSOCIATES, INC.

Statement of Changes in Stockholders' Equity
For the year ended June 30, 2009

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Beginning balance July 1, 2008	$50,000	$326,748	($132,665)	$244,083
Net income			43,045	43,045
Ending balance June 30, 2009	$50,000	$326,748	($89,620)	$287,128

The accompanying notes are an integral part of these financial statements.

CHILTON & ASSOCIATES, INC.

Statement of Cash Flows
For the year ended June 30, 2009

CASH FLOW FROM OPERATING ACTIVITIES:	
Net income	43,045
Adjustment to reconcile net income to net cash used in operating activities:	
Depreciation expense	22,852
(Increase) decrease in:	
Accounts receivable	(184,940)
Deposit	41,626
Investments	(157,962)
Other assets	11,474
Increase (decrease) in	
Cash overdraft	200,737
Accounts payable	3,807
Total adjustments	(62,406)
Net cash used in operating activities	(19,361)
Decrease in cash	(19,361)
Cash at beginning of year	19,361
Cash at end of year	-
Supplemental cash flow disclosures	
Interest	
Income taxes	800

The accompanying notes are an integral part of these financial statements.

CHILTON & ASSOCIATES, INC.

Notes to Financial Statements
June 30, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

Chilton & Associates, Inc. (the "Company") was formed on March 14, 1996 in California.

The firm received its independent broker registration on August 27, 1996 and is currently registered in two (2) states (California and Arizona) as well as with the Financial Industry Regulatory Authority (FINRA) and Securities and Exchange Commission (SEC).

The Company conducts a government and municipal securities business on a fully disclosed basis through a clearing agreement with Wedbush Morgan Securities. The Company also acts as an underwriter and financial advisor.

Summary of significant accounting policies:

Trades are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method.

The company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such account.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Concentrations of Credit Risk:

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

100% of the revenues were generated in the states of California

CHILTON & ASSOCIATES, INC.

Notes to Financial Statements
June 30, 2009

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but on June 30, 2009, the Company's net capital of $221,694 exceeded the minimum net capital requirement by $121,694 and, the Company's ratio of aggregate indebtedness ($213,218) to net capital was 0.96, which is less than the allowed limit of 15 to 1.

Note 3: PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost.

Property and equipment	$ 191,474	Depreciable
Less accumulated depreciation	(154,656)	Life Years
	$ 36,818	5

Depreciation expense for the year ended June 30, 2009 was $22,852

Note 4: DEPOSIT WITH CLEARING FIRM

At June 30, 2009 a balance of $103,067 was on deposit with the clearing firm.

Note 5: INCOME TAXES

The firm has a net operating loss carryforward; which a tax benefit of $ 9,663 has been recorded. The firm is allowed to carry back the loss for 2 years and forward for 15 years. The firm has elected not to carry back the loss and to realize the benefit in future years. This income tax benefit of $9,663 is included with other assets.

Note 6: COMMITMENTS

The Company is currently leasing office space on a month to month basis.

CHILTON & ASSOCIATES, INC.

Statement of Net Capital
Schedule I
June 30, 2009

	Focus 06/2009	Audit 06/2009	Change
Stockholders' equity, June 30, 2009	$287,128	$287,128	$0
Subtract - Non allowable assets:			
Fixed assets	36,818	36,818	0
Other assets	17,559	17,559	0
Tentative net capital	232,751	232,751	0
Haircuts:	11,057	11,057	
NET CAPITAL	221,694	221,694	0
Minimum net capital	100,000	100,000	
Excess net capital	121,694	121,694	0
Aggregate indebtedness	223,947	213,218	10,729
Ratio of aggregate indebtedness to net capital	1.01	0.96	

The differences were caused by year end adjustments
due to the combining of year-end bank account balances.

The accompanying notes are an integral part of these financial statements.

CHILTON & ASSOCIATES, INC.

June 30, 2009

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
June 30, 2009

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Chilton & Associates, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of Chilton & Associates, Inc. for the year ended June 30 2009, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Chilton & Associates, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 11, 2009

CHILTON & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JUNE 30, 2009

CHILTON & ASSOCIATES, INC.

Table of Contents